3WIRE ADVISORY LLC
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2025

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SEC FILE NUMBER
8-71082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 3Wire Advisory LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1717 Pennsylvania Ave. NW, Suite 300
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anita Antenucci	(202) 679-5987	aantenucci@3wp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

December 21, 2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anita Antenucci, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 3Wire Advisory LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Anita M. Antenucci

Title:
Managing Member

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of
3Wire Advisory LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 3Wire Advisory LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of 3Wire Advisory LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as 3Wire Advisory LLC's auditor since 2024.

DeMarco Sciacotta Wilkens & Dunleavy LLP

Frankfort, Illinois
April 21, 2026

Phone:708.489.1680 Fax:847.750.0490 I **dswd-advisory.com**
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423

3WIRE ADVISORY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	551,540
Prepaid expenses		1,298
TOTAL ASSETS	$	552,838

LIABILITIES7

Unearned revenue	$	16,667
Due to Parent		36,237
TOTAL LIABILITIES	$	52,904
Member's Equity		499,934
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	552,838

The accompanying notes are an integral part of these financial statements

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

3Wire Advisory LLC (the "Company") is organized as a limited liability company in the State of Delaware incorporated in the state of Delaware. The Company is headquartered in Washington, D.C. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in private placements and mergers and acquisitions to institutional investors in the United States.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Segment Reporting

On January 9, 2024, the Company adopted ASU 2023-07 – Segment Reporting, for improved disclosure regarding reportable segments. The Company's Chief Operating Decision Maker ("CODM") is solely the Managing Partner and Managing Member. Due to the similarities and related nature of the broker-dealer's products, the CODM aggregates and evaluates the broker-dealer's mergers and acquisitions advice, and private placement of securities advice, as a single reporting segment under the umbrella of financial products. The metrics used by the CODM to assess the performance of the Company's operating divisions, include revenue, net income, and cash flows from operations. The key metrics are utilized to guide the decision-making regarding risk assessment, cost management, and forecasting future results. The Company's operating divisions have similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods.

Revenue Recognition

Revenue from contracts with customers includes M&A Advisory fee revenue, private placement fee revenue, retainer fees and reimbursed expenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services on private placement deals, mergers, acquisitions, and divestitures. Revenue for advisory arrangements (success fees) is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. The Company recognizes fees when investors are accepted in a private placement and the private placement fund accepts the investors' commitment. The private placement fee revenue is a variable consideration, and the constraints are evaluated for each individual contract. However, for certain contracts,

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer (fee income). In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for the revenue recognition under a specific contract. Retainers and other fees received from the customers prior to recognizing revenue are reflected as unearned revenue. The Company had $16,667 in unearned revenue as of December 31, 2025.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in bank accounts and investment in a liquid fund. These investments are highly liquid, readily convertible to known amounts of cash, and subject to insignificant risk of changes in value.

The company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Accounts Receivable

Effective January 9, 2024, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine whether there are no expected credit losses in certain circumstances.

ASC 326 specifies that the Company adopts the new guidance prospectively by means of cumulative-effect adjustment to the opening retained earnings of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption.

Accounts receivable consists of private placement fee revenue earned from closed transactions due under normal trade terms. Interest income is recorded based on the terms of the agreement. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company individually evaluates accounts receivable for collectability once it becomes past due and would record a reserve if required. Management does not believe that an allowance for credit losses is required as accounts receivable was $0 on December 31, 2025.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Property and Equipment

Property and other office equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets (three years for equipment and furniture and thirty-nine years for leasehold improvements). Normal repair and maintenance costs are expensed as incurred. For the year ended December 31, 2025, depreciation expense was $0 as the Company did not have property and equipment.

Concentration of Credit Risk

The Company maintains its cash balances in financial institution deposit accounts which, at times, may exceed federally insured limits. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per insured bank.

At December 31, 2025, the Company maintained cash balances in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk due to the financial strength of the institutions in which the deposits are held.

NOTE 3.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2025, the Company's net capital, as defined, was $488,626, which exceeded its minimum net capital requirement of $5,000 by $483,626. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.0.

NOTE 4. INCOME TAXES

A limited liability company is treated as a partnership for both federal and state income tax purposes. The Company files a consolidated tax return on a cash basis with 3 Wire Partners, LLC (the "Parent") and its sole member. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Accounting Standards Codification ("ASC") 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions are not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company began operations on January 9, 2024, and there are no tax years that remain subject to examination. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. The Company records interest and penalties as part of office and other expenses. No interest or penalties were recorded for the year ended December 31, 2025.

NOTE 5. CONCENTRATIONS IN SALES TO CUSTOMERS

For the year ended December 31, 2025, two customers accounted for over 94% of total revenues.

NOTE 6. COMMITMENTS-LEASES

The Company recognizes and measures it leases in accordance with FASB ASC 842, Leases. As of December 31, 2025, there were no leases accounted for under ASC 842. The use of office space is provided to the Company by the Parent company, and rent expense is allocated to the company per the Company's expense sharing agreement. Rent expense under this agreement was $31,367 for the year ended December 31, 2025.

NOTE 7. RELATED PARTY TRANSACTIONS

Due to Parent of $36,237 on December 31, 2025, represents direct expenses paid by the Parent on behalf of the Company for their non-allocated obligations.

The shared allocations for rent, telephone, salaries, insurance, office expenses, bonuses, and benefits per the Company's expense sharing agreement with the Parent are considered capital contributions. Per the agreement, the Parent does not require the Company to remit payment for services representing these shared expenses, and the Company shall consider

NOTE 7.   RELATED PARTY TRANSACTIONS (Continued)

these shared expenses as a capital contribution. During 2025, the Company incurred $875,811 in expenses related to its expense sharing agreement with the Parent.

NOTE 8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date on which the financial statements were issued. The Company has noted there were no subsequent events warranting recognition in the financials or additional disclosure.